UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
World Acceptance Corporation

Full Name of Registrant

Former Name if Applicable

108 Frederick Street
Address of Principal Executive Office (Street and Number)

Greenville, SC 29607
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

On May 30, 2014 World Acceptance Corporation (“we” or the “Company”) was notified by its independent registered public accounting firm, KPMG LLP ("KPMG") that KPMG will require additional time to complete the audit of the Company’s consolidated financial statements for the fiscal year ended March 31, 2014 ("Fiscal 2014") in accordance with the standards of the Public Company Accounting Oversight Board. KPMG was unable to complete its audit procedures by May 30, 2014 without unreasonable effort or expense.
A letter from KPMG, which is filed pursuant to Rule 12b-25(c) under the Securities Exchange Act of 1934, is attached at Exhibit 99.1 to this Form 12b-25.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

John L. Calmes, Jr.	(864)	298-9800
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes  ☒    No  ☐

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒    No  ☐

 In the Company’s press release dated April 29, 2014 (the “Fiscal 2014 Press Release”), which was furnished as an exhibit to its Current Report on Form 8-K filed April 29, 2014, the Company announced that total revenues for fiscal 2014 rose to $617.6 million, a 5.8% increase over the $583.7 million in fiscal 2013, and that net income increased 2.4% to $106.6 million compared with $104.1 million in the prior fiscal year. The Company currently anticipates that its financial statements to be included in the Form 10-K for Fiscal 2014 will report results of operations for the quarter and fiscal year ended March 31, 2014 materially consistent with the results of operations reported in the Fiscal 2014 Press Release.

Forward-Looking Statements
This Form 12b-25 contains various “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 that are based on management’s beliefs and assumptions, as well as information currently available to management.  Statements other than those of historical fact, as well as those identified by the use of words such as “intends,” “anticipates,” “estimate,” “plan,” “expect,” “believe,” “may,” “will,” “should,” and any variations of the foregoing and similar expressions, are forward-looking statements.  Although we believe that the expectations reflected in any such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct.  Any such statements are subject to certain risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual financial results, performance, financial condition or stock price may vary materially from those anticipated, estimated, expected or implied by any forward-looking statements.  Among the key factors that could cause our actual financial results, performance, condition or stock price to differ from the expectations expressed or implied in such forward-looking statements are the following: recently enacted, proposed or future legislation and the manner in which it is implemented; the nature and scope of regulatory authority, particularly discretionary authority, that may be exercised by regulators, including, but not limited to, the Consumer Financial Protection Bureau ("CFPB"), having jurisdiction over the Company's business or consumer financial transactions generically; the unpredictable nature of regulatory proceedings and litigation; and any determinations, findings, claims or actions made or taken by the CFPB, other regulators or other third parties in connection with or resulting from the Civil Investigative Demand issued to the Company by the CFPB that assert or establish that the Company's lending practices or other aspects of its business violate applicable laws or regulations; the impact of changes in accounting rules and regulations, or their interpretation or application, or determinations made in connection with the preparation or audit of the Company's financial statements, which could materially and adversely affect the Company's reported financial statements or necessitate material delays or changes in the issuance of the Company's audited financial statements; the Company's assessment of its internal control over financial reporting, and the timing and effectiveness of the Company's efforts to remediate any previously reported material weakness in its internal control over financial reporting, which could lead to the Company to report further or unremediated material weaknesses in its internal control over financial reporting: changes in interest rates; risks relating to expansion and foreign operations; risks inherent in making loans, including repayment risks and value of collateral; the timing and amount of revenues that may be recognized by the Company; changes in current revenue and expense trends (including trends affecting delinquency and charge-offs); and changes in the Company's markets and general changes in the economy (particularly in the markets served by the Company). These and other risks are discussed in more detail in the Company’s Form 10-K/A for the fiscal year ended March 31, 2013, and in the Company’s other filings made from time to time with the SEC.  The Company does not undertake any obligation to update any forward-looking statements it may make.

World Acceptance Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 2, 2014	By	/s/ John L. Calmes, Jr.
	Name:	John L. Calmes, Jr.
	Title:	Vice President and Chief Financial Officer